UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
Name and Address of Reporting Person* Pascoe, Edward R.	2.Issuer Name and Ticker or Trading Symbol Golden Enterprises, Inc. (GLDC)				6. Relationship of Reporting Person(s) to Issuer (check all applicable). X Director 10% owner Officer(give Other(specify title below) below) V.P. Transmission Services
(Last) (First) (Middle) 119 Euclid Avenue	3.I.R.S. Identification Number of Reporting Person, if any entity (Voluntary)	4.Statement for Month/Year 1/2003
(Street) Birmingham, AL 35213		5.If Amendment Date of Original (Month/Year)			7.Individual or Joint/Group Filing (check applicable line). X Form Filed by One Reporting Person Form filed by More than One Reporting Person
(City (State) (Zip)	TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2.Transaction Date (Month/ Day/ Year)	3.Transaction Code (Instr. 8)		4.Security Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	or (D)	Price
Common Stock	01/28/03	S		4,800	D	$2/923	117,600	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of

information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derative Security (Instr.3)	2.Conver-sion or Exercise Price of Deri-vative Security	3.Trans-action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4,&5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 & 4)		8.Price of Deriv-ative Secur- ity (Instr. 5)	9.Number of Deriv- ative Secur- ities Benef- icially Owned at End of Month (Instr.4)	10.Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11.Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/Edward R. Pascoe	January 29, 2003
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient,

See Instruction 6 procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.